                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 4 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Odyssey Re Holdings Corp.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    67612W108
                                 (CUSIP Number)

                                Eric P. Salsberg
                        Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                             Christopher J. Cummings
                             Shearman & Sterling LLP
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                December 23, 2005
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule became of Rule 13d-1(b)(3) or (4), check the following box [ ].

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18
         of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 2 of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      V. Prem Watsa
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Canada
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
     Number of          (8)   Shared Voting Power
Shares Beneficially           55,464,400
      Owned             --------------------------------------------------------
     by Each            (9)   Sole Dispositive Power
    Reporting           --------------------------------------------------------
   Person With          (10)  Shared Dispositive Power
                              55,464,400
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person   55,464,400
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)      80.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     IN
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 3 of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      1109519 ONTARIO LIMITED
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Ontario, Canada
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
     Number of          (8)   Shared Voting Power
Shares Beneficially           55,464,400
      Owned             --------------------------------------------------------
     by Each            (9)   Sole Dispositive Power
    Reporting           --------------------------------------------------------
   Person With          (10)  Shared Dispositive Power
                              55,464,400
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person  55,464,400
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)      80.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 4 of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      THE SIXTY TWO INVESTMENT COMPANY LIMITED
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      British Columbia
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
     Number of          (8)   Shared Voting Power
Shares Beneficially           55,464,400
      Owned             --------------------------------------------------------
     by Each            (9)   Sole Dispositive Power
    Reporting           --------------------------------------------------------
   Person With          (10)  Shared Dispositive Power
                              55,464,400
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person  55,464,400
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)      80.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 5  of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      810679 ONTARIO LIMITED
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Ontario, Canada
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          55,464,400
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power
                              55,464,400
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person  55,464,400
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)      80.2
--------------------------------------------------------------------------------
(14)      Type of Reporting Person (See Instructions)       CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 6  of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      FAIRFAX FINANCIAL HOLDINGS LIMITED
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Canada
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          55,464,400
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power
                              55,464,400
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person  55,464,400
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)      80.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 7  of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      FFHL GROUP LTD.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Canada
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          55,464,400
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power
                              55,464,400
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person  55,464,400
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)      80.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 8  of 39
                                                                          Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      FAIRFAX INC.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Wyoming
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          55,464,400
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power
                              55,464,400
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person  55,464,400
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)      80.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 9  of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      FAIRFAX FINANCIAL (US) LLC
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          4,300,000
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power
                              4,300,000
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person   4,300,000
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)       6.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 10 of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      TIG HOLDINGS, INC.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          47,200,000
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power (10)
                              47,200,000
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person  47,200,000
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)      68.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 11 of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      TIG INSURANCE GROUP, INC.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      California
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          47,200,000
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power
                              47,200,000
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person  47,200,000
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)      68.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 12 of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      TIG INSURANCE COMPANY
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      California
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          4,916,841
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power
                              4,916,841
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person   4,916,841
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)       7.1
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 13 of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      ORH HOLDINGS INC.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          6,166,667
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power
                              6,166,667
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person   6,166,667
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)       8.9
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                                Page 14 of 39
                                                                   Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      UNITED STATES FIRE INSURANCE COMPANY
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds
      OO
--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).                                                     [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power
                        --------------------------------------------------------
      Number of         (8)   Shared Voting Power
 Shares Beneficially          800,000
        Owned           --------------------------------------------------------
       by Each          (9)   Sole Dispositive Power
      Reporting         --------------------------------------------------------
     Person With        (10)  Shared Dispositive Power
                              800,000
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by each Reporting Person     800,000
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)       1.2
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

      This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 27, 2001 by V. Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited ("Fairfax"), Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, and ORH Holdings Inc., as amended by Amendment No. 1 thereto filed on March 7, 2003, by Amendment No. 2 thereto filed on November 23, 2004 and by Amendment No. 3 thereto filed on October 12, 2005 (such schedule, as amended, the "Schedule 13D") in relation to shares of common stock, par value $0.01 per share, of Odyssey Re Holdings Corp. ("Shares").

      Amendment No. 1 to the Schedule 13D related to the purchase by Fairfax, through a subsidiary, pursuant to a master note purchase agreement, dated as of March 3, 2003, of 4,300,000 outstanding Shares (the "2003 Purchased Shares") in a private transaction. As consideration for the Purchased Shares, a subsidiary of Fairfax issued $78,045,000 aggregate principal amount of 3.15% Exchangeable Notes due February 28, 2010 (the "Old Exchangeable Notes"), exchangeable into 4,300,000 Shares.

      Amendment No. 2 to the Schedule 13D related to the purchase (the "2004 Purchase") by a subsidiary of Fairfax of its $78,045,000 aggregate principal amount of Old Exchangeable Notes in a private transaction. As consideration, the subsidiary issued $100,964,000 aggregate principal amount of new 3.15% Exchangeable Notes due November 19, 2009 (the "New Exchangeable Notes"). The New Exchangeable Notes are exchangeable into 4,300,000 Shares. The Old Exchangeable Notes have been cancelled.

      Amendment No. 3 to the Schedule 13D related to the purchase (the "2005 Purchase") by a subsidiary of Fairfax of 3,100,000 Shares in Odyssey Re Holdings Corp.'s underwritten public offering of 4,100,000 Shares made pursuant to Odyssey Re Holdings Corp.'s prospectus supplement dated October 6, 2005, filed with the Securities and Exchange Commission on October 7, 2005.

      This Amendment No. 4 to the Schedule 13D relates to the transfer (the "Transfer") by TIG Insurance Company, a wholly-owned subsidiary of Fairfax, of 7,744,125 Shares to TIG Insurance Group, Inc., another wholly-owned subsidiary of Fairfax, in exchange for all of the issued and outstanding shares of common stock of Fairmont Specialty Group, Inc., another wholly-owned subsidiary of Fairfax.

      The following amendments to Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby made.

ITEM 2. IDENTITY AND BACKGROUND

      Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

2. 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

3. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4. 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5. Fairfax, a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519 and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6. FFHL Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of FFHL Group Ltd. is as a holding company. The principal business address and principal office address of FFHL Group Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

7. Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 300 First Stamford Place, Stamford, CT 06902;

8. Fairfax Financial (US) LLC ("Fairfax LLC"), a Delaware limited liability company, is a wholly-owned subsidiary of Fairfax. The sole member of Fairfax LLC is Fairfax Inc. The principal business of Fairfax LLC is as a holding company. The principal business address and principal office address of Fairfax LLC is 5205 North O'Connor Blvd., Irving, Texas 75039;

9. TIG Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Holdings, Inc. is as a holding company. The principal business address and principal office address of TIG Holdings, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

10. TIG Insurance Group, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Insurance Group, Inc. is as a holding company. The principal business address and principal office address of TIG Insurance Group, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

11. TIG Insurance Company ("TIC"), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIC is property/casualty insurance. The principal business address and principal office address of TIC is 5205 North O'Connor Blvd., Irving, Texas 75039;

12. ORH Holdings Inc. ("ORH Holdings"), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of ORH Holdings is as a holding company. The principal business address and principal office address of ORH Holdings is 300 First Stamford Place, Stamford, Connecticut 06902; and

13. United States Fire Insurance Company ("US Fire"), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is insurance. The principal business address and principal office address of US Fire is 305 Madison Avenue, P.O. Box 1973, Morristown, New Jersey 07962.

      Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, FFHL Group Ltd., Fairfax Inc., Fairfax LLC, TIG Holdings, Inc., TIG Insurance Group, Inc., TIC, ORH Holdings or US Fire that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

      The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director, or each member of the board of managers, as applicable, of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K or L, as the case may be, and such Annexes are incorporated herein by reference.

      Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

      During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the persons listed in Annex A, B, C, D, E, F, G, H, I, J, K or L have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "TIC transferred the 7,744,125 Shares to TIG Insurance Group, Inc. in exchange for all of the issued and outstanding shares of common stock of Fairmont Specialty Group, Inc."

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "The 2003 Purchased Shares were acquired and the 2004 Purchase, the 2005 Purchase and the Transfer were made by Fairfax for investment purposes and in order for Odyssey Re Holdings Corp. ("OdysseyRe") to be included in Fairfax's U.S. consolidated tax group so as to more quickly use Fairfax's future income tax asset and to allow for the cash flow benefit of receiving tax sharing payments from OdysseyRe.

      The Reporting Persons have the following plans and proposals:

      (a) The Reporting Persons currently do not intend to acquire or dispose of Shares, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in OdysseyRe, including the price and availability of the Shares, subsequent developments affecting OdysseyRe's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may decide in the future to sell all or part of their investment in OdysseyRe;

      (b) The Reporting Persons have no plans or proposals to cause OdysseyRe to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of OdysseyRe or any of its subsidiaries;

      (c) The Reporting Persons have no plans or proposals to cause OdysseyRe or any of its subsidiaries to sell or transfer a material amount of assets;

      (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of OdysseyRe, whether through a change in the number or term of directors or otherwise;

      (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of OdysseyRe;

      (f) The Reporting Persons have no plans or proposals to cause OdysseyRe to make any other material change in its business or corporate structure;

      (g) The Reporting Persons have no plans or proposals to cause OdysseyRe to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of OdysseyRe by any person;

      (h) The Reporting Persons have no plans or proposals to cause the Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

      (i) The Reporting Persons have no plans or proposals to cause the Shares to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

      (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this
Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

      (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

      (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K or L beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.

      To the best knowledge of the Reporting Persons, the following persons beneficially own the following amounts of Shares and have sole voting power and sole dispositive power with respect to such Shares, except that Mr. Griffiths shares voting and dispositive power over 5,000 of such Shares with Fourfourtwo Investments Limited, a company controlled by Mr. Griffiths (in each case the amount of Shares accounts for less than 1% of the total outstanding amount of Shares):

James F. Dowd            12,549
Andrew A. Barnard       471,482
Anthony Griffiths         8,750
Robbert Hartog            3,750
Brandon W. Sweitzer       3,500
Frank B. Bennett          2,800
Samuel A. Mitchell        1,000

      (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

      (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

      "Except as described herein, none of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K or L has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of OdysseyRe, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than as described below.

      On October 6, 2005, Fairfax Inc. agreed to purchase 3,100,000 Shares in OdysseyRe's underwritten public offering of 4,100,000 Shares made pursuant to OdysseyRe's prospectus supplement dated October 6, 2005 filed with the Securities and Exchange Commission on October 7, 2005. The closing of the Purchase occurred on October 12, 2005.

      Pursuant to a master note purchase agreement among Fairfax LLC, the Purchaser, Fairfax, as guarantor, and Banc of America Securities LLC, as agent, dated as of November 19, 2004 (the "Master Note Purchase Agreement"), in consideration for the Old Exchangeable Notes, Fairfax LLC issued (1) $68,092,000 aggregate principal amount of New Exchangeable Notes that are exchangeable into 2,900,000 Shares at the option of the Purchaser during the period beginning on and including November 3, 2006 through and including November 17, 2006, such date the "Exchange Period End Date" for such Exchangeable Notes and (2) $32,872,000 aggregate principal amount of New Exchangeable Notes that are exchangeable into 1,400,000 Shares at the option of the Purchaser during the period beginning on and including August 4, 2006 through and including August 18, 2006, such date the "Exchange Period End Date" for such Exchangeable Notes. The Old Exchangeable Notes have been cancelled. In addition, under the Master Note Purchase Agreement, the New Exchangeable Notes are exchangeable at the option of the Purchaser if at any time prior to the applicable Exchange Period End Date (a) OdysseyRe shall declare either (i) a dividend on the Shares to be paid in property other than cash or Shares or (ii) a quarterly cash dividend in excess of $0.03125 per

Share, or (b) Fairfax LLC fails to reimburse the Purchaser for certain costs. The performance of Fairfax LLC's obligations under the New Exchangeable Notes has been guaranteed by Fairfax and, pursuant to a pledge agreement among Fairfax LLC, the Purchaser, and Banc of America Securities LLC, as agent, dated as of November 19, 2004 (the "Pledge Agreement"), secured by a pledge of the 2003 Purchased Shares in favor of the Purchaser. Immediately following the 2004 Purchase, the Purchaser transferred the New Exchangeable Notes to Intrepid Portfolios LLC ("Intrepid"), an affiliate of Bank of America, N.A. In addition, the Purchaser transferred its rights and obligations, and Intrepid assumed the Purchaser's rights and obligations, under the Master Note Purchase Agreement and the Pledge Agreement.

      OdysseyRe has entered into a registration rights agreement with TIC and ORH Holdings. The registration rights agreement includes rights to require OdysseyRe to register the offer and sale of Shares held by TIC and ORH Holdings on up to three different occasions. Each of TIC and ORH Holdings may also require OdysseyRe to file registration statements on Form S-3. The registration rights agreement also includes the right to require OdysseyRe to include OdysseyRe common stock held by TIC and ORH Holdings in up to three future registration statements that OdysseyRe files with the Securities and Exchange Commission. Under the agreement, OdysseyRe also provides TIC and ORH Holdings with the right to participate in any securities offerings by OdysseyRe in order to maintain their percentage ownership. These rights are subject to various conditions and limitations. Under the registration rights agreement, OdysseyRe will bear all expenses incurred in connection with the registrations, other than any underwriting discounts and commissions. Registration of Shares upon the exercise of these registration rights would result in such Shares becoming freely tradable without restriction under the Securities Act of 1933, as amended.

      Messrs. Andrew A. Barnard, James F. Dowd, Frank B. Bennett, Robbert Hartog, Anthony Griffiths and Brandon W. Sweitzer have been granted stock options to purchase Shares in the amount of 37,500, 11,250, 3,750, 3,750, 2,500 and 2,500, respectively, under the OdysseyRe 2002 Stock Incentive Plan that have vested but which not been exercised."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

      4.1 Joint filing agreement dated as of December 27, 2005 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc., Fairfax Financial (US) LLC, TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, ORH Holdings Inc., and United States Fire Insurance Company.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

      IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 27th day of December, 2005.

                                   V. PREM WATSA

                                   /s/  V. Prem Watsa
                                   ------------------------------------


                                   1109519 ONTARIO LIMITED

                                By: /s/  V. Prem Watsa
                                    -----------------------------------
                                    Name: V. Prem Watsa
                                    Title: President


                                    THE SIXTY TWO INVESTMENT
                                    COMPANY LIMITED

                                 By: /s/  V. Prem Watsa
                                    -----------------------------------
                                    Name:   V. Prem Watsa
                                    Title:  President


                                    810679 ONTARIO LIMITED

                                 By: /s/  V. Prem Watsa
                                     ----------------------------------
                                     Name:   V. Prem Watsa
                                     Title:  President

                                     FAIRFAX FINANCIAL HOLDINGS LIMITED

                                  By: /s/  Eric P. Salsberg
                                     ----------------------------------
                                     Name:  Eric P. Salsberg
                                     Title: Vice President, Corporate
                                            Affairs


                                     FFHL GROUP LTD.

                                  By: /s/  Eric P. Salsberg
                                     ----------------------------------
                                     Name:  Eric P. Salsberg
                                     Title: Vice President


                                     FAIRFAX INC.

                                  By: /s/  Eric P. Salsberg
                                     ----------------------------------
                                     Name:  Eric P. Salsberg
                                     Title: Vice President


                                     FAIRFAX FINANCIAL (US) LLC.

                                  By: /s/  Bradley P. Martin
                                     ----------------------------------
                                     Name:  Bradley P. Martin
                                     Title: Vice President


                                     TIG HOLDINGS, INC.

                                  By: /s/  Michael J. Sluka
                                     ----------------------------------
                                    Name:  Michael J. Sluka
                                    Title: Senior Vice President, Chief
                                           Financial Officer and
                                           Treasurer

                                     TIG INSURANCE GROUP, INC.

                                  By: /s/  Michael J. Sluka
                                      ----------------------------------------
                                       Name:  Michael J. Sluka
                                       Title: Senior Vice President, Chief
                                              Financial Officer and Treasurer


                                     TIG INSURANCE COMPANY

                                  By: /s/  Michael J. Sluka
                                      ----------------------------------------
                                      Name:  Michael J. Sluka
                                      Title: Senior Vice President, Chief
                                             Financial Officer and Treasurer


                                     ORH HOLDINGS INC.

                                     By:   /s/  Eric P. Salsberg
                                        ----------------------------------------
                                        Name:  Eric P. Salsberg
                                        Title: Vice President


                                     UNITED STATES FIRE INSURANCE COMPANY

                                  By: /s/  Carol Ann Soos
                                      ----------------------------------------
                                      Name:  Carol Ann Soos
                                      Title: Vice President

                                   ANNEX INDEX


ANNEX       DESCRIPTION
A           Directors and Executive Officers of 1109519 Ontario Limited

B           Directors and Executive Officers of The Sixty Two Investment Company Limited

C           Directors and Executive Officers of 810679 Ontario Limited

D           Directors and Executive Officers of Fairfax Financial Holdings Limited

E           Directors and Executive Officers of FFHL Group Ltd.

F           Directors and Executive Officers of Fairfax Inc.

G           Members of the Board of Managers and Executive Officers of Fairfax Financial
           (US) LLC

H           Directors and Executive Officers of TIG Holdings, Inc.

I           Directors and Executive Officers of TIG Insurance Group, Inc.

J           Directors and Executive Officers of TIG Insurance Company

K           Directors and Executive Officers of ORH Holdings Inc.

L           Directors and Executive Officers of United States Fire Insurance Company

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

      The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.


                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE
                                    NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY
                                    CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                EMPLOYMENT IS CONDUCTED                                 CITIZENSHIP
----                                --------------------------------------------------      -----------
V. Prem Watsa                       Chairman and Chief Executive Officer,                   Canadian
(President and Director)            Fairfax Financial Holdings Limited
                                    95 Wellington Street West
                                    Suite 800
                                    Toronto, Ontario  M5J 2N7

Eric P. Salsberg                    Vice President, Corporate Affairs, Fairfax Financial    Canadian
(Assistant Secretary and Director)  Holdings Limited

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

      The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.


                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT AND THE NAME, PRINCIPAL
                                           BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN
                                           WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       ------------------------------------                      -----------
V. Prem Watsa                              Chairman and Chief Executive Officer,                     Canadian
(President and Director)                   Fairfax Financial Holdings Limited
                                           95 Wellington Street West
                                           Suite 800
                                           Toronto, Ontario  M5J 2N7

Eric P. Salsberg                           Vice President, Corporate Affairs, Fairfax Financial      Canadian
(Assistant Secretary and Director)         Holdings Limited

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

      The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.



                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE
                                           NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH
NAME                                       EMPLOYMENT IS CONDUCTED                                 CITIZENSHIP
----                                       --------------------------------------------------      -----------
V. Prem Watsa                              Chairman and Chief Executive Officer,                   Canadian
(President and Director)                   Fairfax Financial Holdings Limited
                                           95 Wellington Street West
                                           Suite 800
                                           Toronto, Ontario  M5J 2N7

Eric P. Salsberg                           Vice President, Corporate Affairs,                      Canadian
(Assistant Secretary and Director)         Fairfax Financial Holdings Limited

                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

      The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.


                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT AND THE NAME, PRINCIPAL
                                           BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN
                                           WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       ------------------------------------                      -----------
V. Prem Watsa                              Chairman and Chief Executive Officer,                     Canadian
(Chairman and Chief Executive Officer)     Fairfax Financial Holdings Limited
                                           95 Wellington Street West
                                           Suite 800
                                           Toronto, Ontario  M5J 2N7

                                           President, Artesian Management Inc.
Frank B. Bennett                           301 Carlson Parkway, Suite 120
(Director)                                 Minnetonka, MN 55305                                      United States

                                           President, Robhar Investments Ltd.
Robbert Hartog                             R.R. #1
(Director)                                 Perkinsfield, Ontario  L0L 2J0                            Canadian

Anthony Griffiths                          Independent Business Consultant
(Director)                                 Toronto, Ontario, Canada                                  Canadian

                                           Senior Advisor to the President of the Chamber of
                                           Commerce of The United States
Brandon W. Sweitzer                        1615 H Street, NW
(Director)                                 Washington, DC 20062                                      United States

                                           President, Pine Smoke Investments
Paul Murray                                Toronto, Ontario  Canada                                  Canadian

Greg Taylor                                Vice President and Chief
(Vice President and Chief Financial        Financial Officer,
Officer)                                   Fairfax Financial Holdings Limited                        Canadian

Eric P. Salsberg                           Vice President, Corporate Affairs,
(Vice President, Corporate Affairs)        Fairfax Financial Holdings Limited                        Canadian

Paul Rivett                                Vice President,
(Vice President)                           Fairfax Financial Holdings Limited                        Canadian

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

      The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.


                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT AND THE NAME, PRINCIPAL
                                           BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN
                                           WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       ------------------------------------                      -----------
                                           President and Chief Executive Officer,
                                           Fairfax Inc.
James F. Dowd                              300 First Stamford Place
(Chairman)                                 Stamford, Connecticut  06902                              United States

                                           Vice President, Corporate Affairs,
                                           Fairfax Financial Holdings Limited
                                           95 Wellington Street West
Eric P. Salsberg                           Suite 800
(Vice President and Director)              Toronto, Ontario  M5J 2N7                                 Canadian

Bradley P. Martin                          Vice President,
(Vice President and Director)              Fairfax Financial Holdings Limited                        Canadian

V. Prem Watsa                              Chairman and Chief Executive Officer,
(Vice President and Director)              Fairfax Financial Holdings Limited                        Canadian

Ronald Schokking                           Vice President, Finance,
(Vice President)                           Fairfax Financial Holdings Limited                        Canadian

M. Jane Williamson                         Vice President,
(Director)                                 Fairfax Financial Holdings Limited                        Canadian

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

      The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.


                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT AND THE NAME, PRINCIPAL
                                           BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN
                                           WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       ------------------------------------                      -----------
                                           Vice President, Corporate Affairs,
                                           Fairfax Financial Holdings Limited
                                           95 Wellington Street West
Eric P. Salsberg                           Suite 800
(Vice President and Director)              Toronto, Ontario  M5J 2N7                                 Canadian

                                           Chairman, President and Chief Executive Officer,
James F. Dowd                              Fairfax Inc.
(Chairman, President and Chief Executive   300 First Stamford Place
Officer)                                   Stamford, Connecticut  06902                              United States

                                           Vice President, Finance,
Ronald Schokking                           Fairfax Financial Holdings
(Vice President)                           Limited                                                   Canadian

Trevor J. Ambridge                         Vice President
(Vice President)                           Fairfax Inc.                                              Canadian

                                                                         ANNEX G

           MEMBERS OF THE BOARD OF MANAGERS AND EXECUTIVE OFFICERS OF
                           FAIRFAX FINANCIAL (US) LLC

      The following table sets forth certain information with respect to the members of the board of managers and executive officers of Fairfax Financial
(US) LLC.


                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE
                                           NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION
                                           OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       -------------------------------------------------------   -----------
                                           Assistant Secretary,
                                           TIG Insurance Company
John K. Cassil                             5205 North O'Connor Blvd.
(President and Manager)                    Irving, Texas 75039                                       United States

                                           Vice President,
                                           Fairfax Inc.
Roland Jackson                             300 First Stamford Place
(Manager)                                  Stamford, Connecticut  06902                              United States

                                           Managing Director,
                                           Horizon Management, Inc.
                                           8318 Pineville-Matthews Road
William McManus                            Suite 390 G
(Manager)                                  Charlotte, NC 28226                                       United States

                                           Vice President,
                                           Fairfax Financial Holdings Limited
                                           95 Wellington Street West
Bradley P. Martin                          Suite 800
(Vice President)                           Toronto, Ontario  M5J 2N7                                 Canadian

                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

      The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.


                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT AND THE NAME, PRINCIPAL
                                           BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN
                                           WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       ------------------------------------                      -----------
                                           Chairman and Chief Executive Officer,
                                           Fairfax Financial Holdings Limited
                                           95 Wellington Street West
V. Prem Watsa                              Suite 800
(Chairman and Director)                    Toronto, Ontario  M5J 2N7                                 Canadian

                                           Vice President,
                                           Fairfax Inc.
Trevor J. Ambridge                         300 First Stamford Place
(Director)                                 Stamford, Connecticut  06902                              Canadian

                                           Chief Executive Officer and Director,
                                           TIG Insurance Company
Dennis C. Gibbs                            5205 North O'Connor Blvd.
(Chief Executive Officer and Director)     Irving, Texas 75039                                       United States

R. Scott Donovan                           President and Director,
(President and Director)                   TIG Insurance Company                                     United States

Michael J. Sluka                           Senior Vice President, Chief Financial Officer and
(Senior Vice President, Chief Financial    Treasurer and Director,
Officer and Treasurer)                     TIG Insurance Company                                     United States

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            TIG INSURANCE GROUP, INC.

      The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group, Inc.


                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT AND THE NAME, PRINCIPAL
                                           BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN
                                           WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       ------------------------------------                      -----------
                                           President and Director,
                                           TIG Insurance Company
R. Scott Donovan                           5205 North O'Connor Blvd.,
(President and Director)                   Irving, Texas 75039                                       United States

Dennis C. Gibbs                            Chief Executive Officer and Director,
(Chief Executive Officer and Director)     TIG Insurance Company                                     United States

                                           Senior Vice President, Secretary and General Counsel
Charles G. Ehrlich                         Riverstone Claims Management LLC
(Senior Vice President, General Counsel    250 Commercial Street, Suite 5000
and Secretary)                             Manchester, NH 03101                                      United States

Michael J. Sluka                           Senior Vice President, Chief Financial Officer,
(Senior Vice President, Chief Financial    Treasurer and Director,
Officer, Treasurer, and Director)          TIG Insurance Company                                     United States

                                           Managing Director -- Europe,
                                           RiverStone Holdings Limited
                                           2nd Floor, Mind House
William J. Gillett                         77 Mansell St.
(Director)                                 London, UK E18AF                                          United States

                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

      The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.


                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT AND THE NAME, PRINCIPAL
                                           BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN
                                           WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       ------------------------------------                      -----------
                                           Chairman, Chief Executive Officer and Director,
Dennis C. Gibbs                            TIG Insurance Company
(Chairman, Chief Executive Officer and     5205 North O'Connor Blvd.
Director)                                  Irving, Texas 75039                                       United States

R. Scott Donovan                           President and Director,
(President and Director)                   TIG Insurance Company                                     United States

                                           Senior Vice President, Secretary and General Counsel
                                           Riverstone Claims Management LLC
Charles G. Ehrlich                         250 Commercial Street, Suite 5000
(Senior Vice President and Director)       Manchester, NH 03101                                      United States

John M. Parker
(Senior Vice President, General Counsel,   Senior Vice President, General Counsel, and Secretary,
and Secretary)                             TIG Insurance Company                                     United States

Robert L. Gossett                          Senior Vice President and Director,
(Senior Vice President and Director)       TIG Insurance Company                                     United States

Michael J. Sluka                           Senior Vice President, Chief Financial Officer,
(Senior Vice President, Chief Financial    Treasurer and Director,
Officer, Treasurer and Director)           TIG Insurance Company                                     United States

                                                                         ANNEX K

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                ORH HOLDINGS INC.

      The following table sets forth certain information with respect to the directors and executive officers of ORH Holdings Inc.


                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT AND THE NAME, PRINCIPAL
                                           BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN
                                           WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       ------------------------------------                      -----------
                                           President and Chief Executive Officer,
                                           Odyssey Re Holdings Corp.
Andrew A. Barnard                          300 First Stamford Place,
(President)                                Stamford, Connecticut 06902                               United States

                                           Vice President, Corporate Affairs,
                                           Fairfax Financial Holdings Limited
                                           95 Wellington Street West
Eric P. Salsberg                           Suite 800
(Vice President and Director)              Toronto, Ontario                                          Canadian

Bradley P. Martin                          Vice President,
(Vice President and Director)              Fairfax Financial Holdings Limited                        Canadian

                                                                         ANNEX L

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

      The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.


                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT AND THE NAME, PRINCIPAL
                                           BUSINESS AND ADDRESS OF ANY
                                           CORPORATION OR OTHER ORGANIZATION IN
                                           WHICH SUCH EMPLOYMENT IS
NAME                                       CONDUCTED                                                 CITIZENSHIP
----                                       ------------------------------------                      -----------
                                           Chief Executive Officer and President,
                                           Crum & Forster Holdings Corp. and various other
                                           insurance subsidiaries
Nikolas Antonopoulos                       305 Madison Avenue
(Chief Executive Officer and Chairman)     Morristown, NJ 07962                                      United States

                                           President and Director,
                                           United States Fire Insurance Company
Joseph F. Braunstein, Jr.                  305 Madison Avenue
(President and Director)                   Morristown, NJ 07962                                      United States

Mary Jane Robertson                        Executive Vice President, Chief Financial Officer and
(Executive Vice President, Chief           Treasurer,
Financial Officer, Treasurer and           Crum & Forster Holdings Corp. and various other
Director)                                  insurance subsidiaries                                    United States

Dennis J. Hammer                           Senior Vice President and Controller,
(Senior Vice President and Controller)     United States Fire Insurance Company                      United States

                                  EXHIBIT INDEX


EXHIBIT NO.   DESCRIPTION
-----------   -----------
4.1           Joint filing agreement dated as of December 27, 2005 between V. Prem
              Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company
              Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited,
              FFHL Group Limited, Fairfax Inc., Fairfax Financial (US) LLC, TIG
              Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company,
              ORH Holdings Inc., and United States Fire Insurance Company.